

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

<u>Via E-mail</u>
William W. Boyle
Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123

  Re: Cubic Corporation
     Form 10-K for the fiscal year ended September 30, 2011
     Filed November 22, 2011
     File No. 001-08931

Dear Mr. Boyle:

  We have reviewed your response dated May 15, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2011</u>

<u>Item 8. Financial Statements</u>

<u>Note 15. Legal Matters, page 63</u>

1. We reference your response to prior comment 2 in our letter dated May 2, 2012. In addition to the specific matters described in your disclosure, you also make reference to other legal proceedings that are not individually described and for which you have disclosed that, in your view, resolution will not have a material adverse effect on your financial position. If you cannot assess the potential materiality of those other matters to

your financial statements, taken a whole, please further clarify for us how your disclosure regarding reasonably possible losses for those un-described matters is complete.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief